[ARTISAN FUNDS LETTERHEAD]

January 11, 2006

Artisan Distributors LLC

875 East Wisconsin Avenue

Suite 800

Milwaukee, Wisconsin 53202

Ladies and Gentlemen:

This is to advise you that Artisan Funds, Inc. has established a new series of shares to be known as Artisan Opportunistic Value Fund. In accordance with paragraph 6 in the Distribution Agreement between Artisan Funds, Inc. and Artisan Distributors LLC dated as of October 29, 1998, Artisan Funds, Inc. hereby requests that you act as Distributor for the new series under the terms of the Distribution Agreement.

Please indicate your acceptance of this appointment as Distributor by executing three copies of this Letter Agreement, returning two copies to us and retaining one copy for your records.

ARTISAN FUNDS, INC.

By:	/s/ Lawrence A. Totsky
Lawrence A. Totsky
Chief Financial Officer

Agreed to this 12th day of January, 2006

ARTISAN DISTRIBUTORS LLC

By:	/s/ Janet D. Olsen
Name:	Janet D. Olsen
Title:	Vice President and Secretary